Exhibit 21.1

List of Subsidiaries

of

Baozun Cayman Inc.

(the “Registrant”)

Beneficially Owned Subsidiaries

	Name of Company	Jurisdiction of Incorporation	Percentage of Attributable Equity Interests
1.	Shanghai Baozun E-Commerce Limited	PRC	100%
2.	Baozun Hong Kong Holding Limited	Hong Kong	100%
3.	Shanghai Bodao E-commerce Limited	PRC	100%
4.	Hangzhou Dianzhen E-commerce Limited	PRC	100%
5.	Shanghai Yingsai Advertisement Limited	PRC	100%
6.	Shanghai Fengbo E-commerce Limited	PRC	100%
7.	Shanghai Fenghe Software Technology Limited	PRC	100%
8.	Shanghai Fengyi E-commerce Limited	PRC	100%
9.	Shanghai Fengjin E-commerce Limited	PRC	100%
10.	Shanghai Fenghu E-commerce Limited	PRC	100%
11.	Baozun Hong Kong Limited	Hong Kong	100%
12.	Taiwan Baozun Online Sales Limited	Taiwan	100%
13.	Car Care Holdings Limited	Cayman Islands	100%

Affiliated Entities Consolidated in the Registrant’s Financial Statement

	Name of Company	Jurisdiction of Incorporation
1.	Shanghai Zunyi Business Consulting Ltd	PRC